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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ____________

                                    FORM T-1
                                 ____________

                       STATEMENT OF ELIGIBILITY UNDER THE
                  TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE
                                 ____________

         CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                       PURSUANT TO SECTION 305(b)(2)  [X]
                                ____________

                                 SUNTRUST BANK
              (Exact name of trustee as specified in its charter)

      303 Peachtree Street                                30308                                    58-0466330
          30/th/ Floor                                  (Zip Code)                    (I.R.S. employer identification no.)
        Atlanta, Georgia
(Address of principal executive
            offices)

                                ____________

                                George T. Hogan
                                 SunTrust Bank
                              25 Park Place, N.E.
                                  24th Floor
                          Atlanta, Georgia 30303-2900
                                (404) 588-7266
           (Name, address and telephone number of agent for service)
                                 ____________

                             IKON RECEIVABLES, LLC

                Delaware                                                                                   23-2990188
     (State or other jurisdiction of                                                            (IRS employer identification no.)
     incorporation or organization)

             1738 Bass Road                                                                                   31208
              P.O. Box 9115                                                                                (Zip Code)
             Macon, Georgia
(Address of principal executive offices)

                                ____________

               All debt securities issued and sold on a delayed basis
                pursuant to Registration Statement No. 333-91599
                        (Title of the indenture securities)

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1.    General information.
      -------------------

      Furnish the following information as to the trustee-

          Name and address of each examining or supervising authority to which it is subject.

          Department of Banking and Finance,
          State of Georgia
          Atlanta, Georgia

          Federal Reserve Bank of Atlanta
          104 Marietta Street, N.W.
          Atlanta, Georgia

          Federal Deposit Insurance Corporation
          Washington, D.C.

          Whether it is authorized to exercise corporate trust powers.

          Yes.

2.    Affiliations with Obligor.
      -------------------------

      If the obligor is an affiliate of the trustee, describe each such affiliation.

      None.

3-12  No responses are included for Items 3 through 12.  Responses to those
----
      Items are not required because, as provided in General Instruction B and as set forth in Item 13(b), the obligor is not in default on any securities issued under indentures under which SunTrust Bank is a trustee.

13.   Defaults by the Obligor.
      -----------------------

      (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

      There is not and has not been any default under this indenture.

      (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

      There has not been any such default.

14-15 No responses are included for Items 14 and 15.  Responses to those
-----
      Items are not required because, as provided in General Instruction (b) to
      Item 13, the obligor is not in default in default on any securities issued under indentures under which SunTrust Bank is a trustee.

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16.  List of Exhibits.
     ----------------

     List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission's Rules of Practice.

     (1) A copy of the Articles of Amendment and Restated Articles of Association of the trustee as now in effect. (Exhibit 1 to Form T-1, Registration No. 333-62338 filed by Rock-Tenn Company)

     (2) A copy of the certificate of authority of the trustee to commence business. (Included in Exhibit 1)

     (3) A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1, Registration No. 333-62338 filed by Rock-Tenn Company)

     (4) A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1, Registration No. 333-62338 filed by Rock-Tenn Company)

     (5)  Not applicable.

     (6) The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

     (7) A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on March 31, 2001.

     (8)  Not applicable.

     (9)  Not applicable.

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                                   SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta and the State of Georgia, on the __ day of June, 2001.

                                     SUNTRUST BANK

                                     By:_______________________
                                        Barton A. Donaldson
                                        Vice President

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